Exhibit 21.  Subsidiaries of Republic Bancorp, Inc.*

Name of Subsidiary	State in Which Organized

Republic Bank & Trust Company	Kentucky

Republic Bank & Trust Company of Indiana	Indiana

Subsidiaries of Republic Bank & Trust Company*

Republic Financial Services, LLC d/b/a Refunds Now Inc	Kentucky

*Certain subsidiaries are not listed since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary at December 31, 2002.